Exhibit 99.1

BOOKHAM TECHNOLOGY TO UNVEIL ITS MOST EXTENSIVE PRODUCT PORTFOLIO EVER AT ECOC 2004

Oxfordshire, UK, August 19, 2004 - Bookham Technology plc, (“Bookham”) (LSE: BHM; NASDAQ: BKHM), a leading provider of optical components, modules and subsystems is set to show its most extensive product portfolio ever, including the unveiling of its Intelligent Optical Platform™ series advanced subsystems at next month’s European Conference on Optical Communications (ECOC), to be held in Stockholm, Sweden, September 5-9, 2004.

At its stand (no. 376), Bookham will unveil its Intelligent Optical Platform™ series network-ready rack-mount subsystem platform, a NEBS compliant product supporting a wide variety of network applications.  Designed to meet the growing demand for advanced, stand alone subsystems from the telecommunications vendor market, the platform supports systems requiring low first costs without compromising future network capability.  Bookham has already developed and is shipping this platform.

“Bookham’s introduction of value-added subsystems will support customers looking not only to outsource manufacturing but also some of the optical design and engineering, providing more options for managing costs,” said Richard Mack, senior analyst at KMI Research, a leading industry analyst firm. “This is a trend we expect to see more of as many communications equipment manufacturers focus their businesses on software and services,” he added.

“At ECOC Bookham will display the depth and breadth of its world class product offering”, said Steve Turley, Bookham’s Chief Commercial Officer.

“Our commitment to commercialise innovative technologies to deliver differentiation in both cost effectiveness and performance for optical networks is clear.  Our strategy of delivering these benefits in customer-focussed formats is also apparent through our alignment to industry standards in discrete devices, transceivers and transponders.  Our Intelligent Optical Platform™ raises this policy to a new level enabling us to provide smart amplification and multiplexing as well as reconfigurable optical add-drop multiplexer (ROADM) functionality at the subsystem level needed by our customer base.”

Other highlights of the show will be highly differentiated products enabled by Bookham’s strategy of vertical integration and technology investment:

•                  An Avalanche Photo Diode (APD) with an integrated Variable Optical Attenuator (VOA).  This is the first product of its kind that offers this level of integration in an optical receiver.

www.bookham.com	Thinking Optical Solutions

•                  A wideband tunable transponder that is designed to reduce deployment costs and enhance network flexibility.

•                  An indium phosphide (InP) laser modulator optimized for 10Gbit/s transmission links that is substantially lower cost than alternative solutions on the market today.

•                  XFP and SFP modules designed for SONET/SDH and 10 Gigabit Ethernet systems.  Designed to be used for enterprise applications, as well as for both client and line-side interfaces on optical systems in carrier networks.

•                  State of the art 8 skip 0 and 10 skip 0 filters for efficient multiplexing and demultiplexing in banded architectures.

Visitors to the stand will also be able to participate in an interactive streaming-video virtual live demonstration that highlights Bookham’s extensive range of solutions capability at both 2.5 and 10Gbit/s.

Bookham continues to focus on all aspects of cost reduction including equipping and initiating manufacturing at its high-tech facility in Shenzhen, China, which was part of the New Focus, Inc acquisition in March 2004.  It has already produced the first products for qualification.

If you would like to arrange an interview, or a tour of the Bookham stand, please contact Helen Lyman Smith on tel. +44 (0)115 950 8399 or email helen@gbcspr.com.

Ends

Notes to editors

1.               ECOC (the European Conference on Optical Communication) is Europe’s largest optical communication conference and exhibition, which unites academia and industry in discussion and display of the latest (and future) optical communications components, products, systems, and services.   The 30th ECOC is to be held in Stockholm, Sweden, from 5-9 September 2004.  For more information visit www.ecoc.se.

For more information

Contact:
Joanne Bradbeer	or	Brian Dolby/ Helen Lyman Smith
Bookham Technology plc		GBCS Public Relations
+44 (0) 1327 350581		Tel+44 (0) 115 950 8399
brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet customers’ needs.  The company’s optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses of Nortel Networks and Marconi.  In 2003, the company acquired Ignis Optics and the business of Cierra Photonics, Inc. In March 2004, the company completed the acquisition of New Focus, Inc. and in June 2004 acquired Onetta, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, China and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.  The company has announced an intention to move its domicile to the US and to discontinue listing its securities on the London Stock Exchange.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.

Any statements in this announcement about the future expectations, plans or prospects of Bookham, including statements regarding expectations with respect to the timetable for completing the Scheme, as well as other statements containing the words “believe”, “plan”, “anticipate”, “expect”, “estimate”, “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the ability to consummate the Scheme in the expected timeframe and other factors described in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2003.  The forward-looking statements included in this announcement represent Bookham’s view as of the date of this release.  Bookham anticipates that subsequent events and developments will cause Bookham’s views to change.  However, Bookham disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. Those forward-looking statements should not be relied upon as representing Bookham’s views as of any date subsequent to the date of this announcement.